SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2


                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
   UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY

                                   ACT OF 1935


                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                          NIAGARA MOHAWK HOLDINGS, INC.


HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 AND SUBMITS THE FOLLOWING
INFORMATION:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
    (EWG) OR FOREIGN UTILITY COMPANY IN WHICH THE CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.


Column A                           Column B               Column C             Column D
---------------------------------  ---------------------  -------------------  -----------------
                                                                               % of Voting Sec.
Name and Location of Company       State of Organization  Nature of Business   Owned by Claimant
---------------------------------  ---------------------  -------------------  -----------------

Niagara Mohawk Holdings, Inc.
(Holdings or Claimant). . . . . .                         Holding Company
Syracuse, New York. . . . . . . .  New York               (Note A)             N/A

Niagara Mohawk Power Corporation
(Niagara Mohawk)                                          Electric and Gas
Syracuse, New York. . . . . . . .  New York               Utility (Note B)     100.00%

Opinac North America, Inc.
("Opinac NA")                                             Investment
Syracuse, New York. . . . . . . .  Delaware               Company (Note C)     100.00%


Note A- HOLDING COMPANY FORMATION: On March 18, 1999, Niagara Mohawk Power Corporation ("Niagara Mohawk") was reorganized into a holding company structure in accordance with an Agreement and Plan of Exchange between Niagara Mohawk and Niagara Mohawk Holdings, Inc. ("Holdings"). Niagara Mohawk's outstanding common stock was exchanged on a share-for-share basis for Holdings' common stock. Niagara Mohawk's preferred stock and debt were not exchanged as part of the share exchange and continue as obligations of Niagara Mohawk.

         SUBSIDIARIES: On March 31, 1999, Niagara Mohawk distributed its ownership in the stock of Opinac North America, Inc. ("Opinac NA") as a dividend to Holdings. As a result, the net assets and accumulated other comprehensive income of Opinac NA are no longer included in Niagara Mohawk's consolidated balance sheet as of December 31, 1999. The dividend completed the holding company structure, with Holdings owning 100 percent of the common stock of its two subsidiaries, Niagara Mohawk and Opinac NA. Niagara Mohawk and its subsidiaries manage all regulated activities and comprise approximately 98 percent of the assets and approximately 94 percent of the revenues of Holdings.
         Opinac NA and its subsidiaries manage all other activities including an energy marketing company and investments in energy related services businesses and a development stage telecommunications company.

Note B-  Niagara Mohawk owns the following:

         - 100 percent of NM Uranium, Inc., a mining company incorporated in the state of Texas and located in Syracuse, New York.

         - 100 percent of NM Properties, Inc., ("NM Properties") a real estate development company located in Syracuse, New York and incorporated in the state of New York. NM Properties, Inc. owns 100 percent of the following companies, each of which is a real estate development company located in Syracuse, New York and incorporated in the state of New York.

           -  Hudson Pointe, Inc.
           -  Land Management & Development, Inc.
           -  Landwest, Inc.
           -  Moreau Park, Inc.
           -  Riverview, Inc.
           -  Salmon Shores, Inc.
           -  Upper Hudson Development, Inc.
           -  Oprop Co., Inc.
           -  City & Country Realty, Inc.

         - 100 percent of NM Receivables Corporation II which was incorporated in the state of New York in 1998 and is located in Syracuse, New York. It manages the operations of NM Receivables LLC in which it has an interest of .00164 percent.

         - 99.99836 percent of NM Receivables LLC, which is a limited liability company incorporated in 1998 in the state of New York and located in Syracuse, New York. Its business consists of the purchase and resale of an undivided interest in a designated pool of Niagara Mohawk customer receivables, including unbilled revenues.

         Niagara Mohawk sold its interest in Moreau Manufacturing Corporation and Beebee Island Corporation on July 29, 1999.

Note C-  Opinac NA owns the following:

         - 100 percent of Opinac Energy Corporation

         - 100 percent of Niagara Mohawk Energy, Inc.

         Opinac Energy Corporation is an investment company incorporated in the province of Ontario, Canada and located in Ontario, Canada and owns the following:

         - 50 percent of Canadian Niagara Power Company, Limited ("CNP Ltd."), an unregulated electric generation utility located in Ontario, Canada and incorporated in the province of Ontario, Canada. CNP Ltd. owns the following:

         - 100 percent of Canadian Niagara Power, Inc. ("CNP Inc."), a regulated transmission and distribution business incorporated in the province of Ontario, Canada and located in Ontario, Canada.

         - 100 percent of 1161557 Ontario Limited incorporated in the province of Ontario, Canada and located in Ontario, Canada.

         Effective April 1, 1999, in order to comply with requirements of the province of Ontario, Canada, CNP, Ltd. separated its generation business from its transmission and distribution business. CNP, Ltd. retained the generation assets and transferred its transmission and distribution assets to CNP, Inc.

         Niagara Mohawk Energy, Inc. ("NM Energy") is an unregulated energy marketing and energy related energy services company located in Syracuse, New York, incorporated in the state of Delaware. NM Energy owns the following:

         - 100 percent of Niagara Mohawk Energy Marketing, Inc., incorporated in the state of Delaware and located in Syracuse, New York;

         - 100 percent of Niagara Mohawk Energy, India Private Ltd., New Delhi, incorporated in India and located in New Delhi, India;

         - 90 percent of Dolphin Investments International, Inc., a corporation organized and existing under the laws of Nevis, West Indies and located in the island of Nevis.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

    In May 1998, the PSC approved the Company's plan to divest all of its fossil and hydro generation assets. Accordingly, during 1999, Niagara Mohawk completed the sale of its coal-fired generation plants, its hydroelectric generation plants, including its interest in Beebee Island and Feeder Dam hydro plants and their output, and its oil and gas-fired generation plant in Oswego. As of December 31, 1999, Niagara Mohawk owned and operated one fossil fuel steam plant, had a 25 percent interest in the Roseton Steam Station and its output, and owned and operated two nuclear fuel steam plants. Niagara Mohawk has entered into agreements to sell these remaining generation assets, but is awaiting the necessary regulatory approvals to complete the sales.

    The following is a list of Niagara Mohawk's remaining major generating stations as of December 31, 1999:

                                                                   Niagara Mohawk's Share
                                                                       of Nominal Net
Station, Location and Percent Ownership       Energy Source       Capability in Megawatts
-------------------------------------------  ---------------      -----------------------
Albany, Hudson River (100%) . . . . . . . .  Oil/Natural Gas      400
Roseton, Hudson River (25%) . . . . . . . .  Oil/Natural Gas      300
Nine Mile Point Unit 1, Lake Ontario (100%)  Nuclear              613
Nine Mile Point Unit 2, Lake Ontario (41%).  Nuclear              469


    As of December 31, 1999, Niagara Mohawk's electric transmission and distribution systems were composed of:

    - 952 substations with a rated transformer capacity of approximately 28,500,000 kilovoltamperes
    - approximately 8,000 circuit miles of overhead transmission lines
    - approximately 1,100 cable miles of underground transmission lines
    - approximately 113,100 conductor miles of overhead distribution lines
    - about 5,800 cable miles of underground distribution cables

    Only a part of Niagara Mohawk's transmission and distribution lines are located on property owned by Niagara Mohawk.

    Holdings unregulated subsidiary, Opinac North America, Inc., through its subsidiary Opinac Energy Corporation, owns a 50 percent interest in CNP, Ltd. (owner and operator of the 76.8 MW Rankine hydroelectric plant) which distributes electric power within the province of Ontario.

    The electric system of Niagara Mohawk and CNP, Inc. is directly interconnected with other electric utility systems in Ontario, Quebec, New York, Massachusetts, Vermont and Pennsylvania, and indirectly interconnected with most of the electric utility systems through the Eastern Interconnection of the United States.

    Niagara Mohawk distributes gas purchased from suppliers and transports gas owned by others. As of December 31, 1999, Niagara Mohawk's natural gas delivery system was comprised of 11,975 miles of pipelines and mains. Only a part of these natural gas pipelines and main are located on property owned by Niagara Mohawk.

3. THE FOLLOWING INFORMATION IS FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

    (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Company                                Kwh                  Revenues
-------------------------------------  ---------------      ---------------
Niagara Mohawk . . . . . . . . . .     35,422,255,000       $3,091,016,000
CNP, Ltd. (in Ontario Province). .        827,667,000 (1)      $30,245,598  (2)

                                       Natural Gas (Mcf.)
                                       ------------------
Niagara Mohawk (in New York State)     66,909,000           $  500,217,000

(1) Includes sales to Niagara Mohawk of 206,590,000 Kwh, $4,588,016 and sales to Niagara Mohawk Energy Marketing, Inc. of 222,064,000 kwh,
    $6,033,113

(2) Converted to U.S. dollars at average exchange rate for the year


    (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

        None

    (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.


Company                                                  Kwh          Revenues
-------------------------------------------------------  -----------  -----------
Niagara Mohawk (at the state line). . . . . . . . . .  . 277,080,647  $10,193,246

At the International boundary line
between United States and Canada:

By Niagara Mohawk . . . . . . . . . . . . . . . . . . .  137,848,000  $ 4,328,211
By CNP, Ltd. to Niagara Mohawk. . . . . . . . . . . . .  206,590,000  $ 4,588,016

By CNP, Ltd. to Niagara Mohawk Energy Marketing, Inc. .  222,064,000  $ 6,033,113
By CNP, Ltd. to U.S. third parties. . . . . . . . . . .  112,860,000  $ 3,652,791

                                                         Natural Gas (Mcf.)
                                                         ------------------
Niagara Mohawk (outside the
state or at the state line) . . . . . . . . . . . . . .    1,789,135  $ 4,276,661


    (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.


Company                                            Kwh            Cost
-------------------------------------------------  -------------  ------------
Niagara Mohawk (at the state line). . . . . . .    1,194,457,000  $ 31,895,844

At the International boundary line
 between United States and Canada:

From CNP, Ltd.. . . . . . . . . . . . . . . . . .    206,590,000  $  4,588,016
From Hydro-Quebec . . . . . . . . . . . . . . . .    253,601,000  $  7,054,907
From Ontario Power Generation . . . . . . . . . .    222,481,000  $  9,302,339
From Cornwall Electric Company. . . . . . . . . .      8,386,000  $    164,180

From TransCanada Power Marketing, Inc.. . . . . .         60,000  $      2,400
From Hydro-Quebec Energy Services . . . . . . . .      2,200,000  $     48,400

CNP:
---
By CNP, Ltd. from Niagara Mohawk. . . . . . . . .     61,204,000  $  1,990,797
By CNP, Ltd. from Niagara Mohawk
 Energy Marketing, Inc. . . . . . . . . . . . . .     53,636,000  $  1,441,548
By CNP, Ltd. from U.S. third parties. . . . . . .     72,772,000  $  2,240,921

                                              Natural Gas (Mcf.)      Cost
                                             -------------------  ------------

Niagara Mohawk (at the state line). . . . . . . .     56,589,581  $123,279,633
At the International boundary line
between United States and Canada:

  From Western Gas Marketing, Ltd.. . . . . . . .     19,641,979  $ 38,043,687
  From CoGen Energy Tech LP . . . . . . . . . . .          5,700  $     33,592


4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

    (a) Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        As of December 31, 1998, Niagara Mohawk, Opinac Energy Corporation and CNP Ltd. each owned a direct or an indirect interest in a wind power generating facility at Cowley Ridge in the province of Alberta, Canada, with a capacity of approximately 18.9 megawatts (the "Facility") located at Cowley Ridge, Pincher Creek, Alberta, Canada.

        On July 1, 1999, the joint venture between Canadian Niagara Wind Power Company, Inc. ("Wind Power Company") and Cowley Ridge Partnership ("Cowley Partnership") was sold to a third party. The Cowley Partnership sold its one percent interest in the Cowley Ridge joint venture to the Wind Power Company and the Wind Power Company was sold to a third party. CNP Ltd., CNP, Inc., Niagara Mohawk, Holdings and Opinac Energy Corporation no longer have either a direct or indirect interest in the joint venture which held the title of the wind power facility at Cowley Ridge.

    (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

        None

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        None

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        None

    (e) Identify any services, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        None

             NIAGARA MOHAWK HOLDINGS, INC. AND SUBSIDIARY COMPANIES

                                    EXHIBIT A



A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF THE CLAIMANT AND SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.


Pursuant to discussions with the Staff of the Securities and Exchange Commission, this exhibit has been omitted from this filing and will be filed by Amendment.

                                      EXHIBIT B


Pursuant to discussions with the Staff of the Securities and Exchange Commission, this exhibit has been omitted from this filing and will be filed by Amendment.

                                    EXHIBIT C

             NIAGARA MOHAWK HOLDINGS, INC. AND SUBSIDIARY COMPANIES


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in holding company system.


Not applicable.

NIAGARA MOHAWK HOLDINGS, INC. AND SUBSIDIARY COMPANIES


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 29th day of February 2000.




Corporate Seal
Attest:                                       NIAGARA MOHAWK POWER CORPORATION
                                                     (Name of Claimant)




By:  /s/Steven W. Tasker
     -------------------------
     Steven W. Tasker
     Vice President-Controller



By:  /s/Kapua A. Rice
     -------------------------
      Kapua A. Rice
      Secretary



Name, title and address of officer to who notices and correspondence concerning this statement should be addressed:



Steven W. Tasker, Vice President-
Controller and Principal
Accounting Officer
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York 13202

6